Exhibit 99.40

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

January 6, 2021

Item 3:	News Release

The news release was disseminated on January 6, 2021, through the news dissemination services of Canada NewsWire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced that it is expanding the current Queensway drill program from 100,000 meters to 200,000 meters and is increasing the rig count from four to eight drills.

Item 5:	Full Description of Material Change

The Company announced it is expanding the current Queensway drill program from 100,000 meters to 200,000 meters and is increasing the rig count from four to eight drills.

Highlights

•	The decision to double the current drill program to 200,000 meters was made following an analysis of the multiple high-grade gold intercepts reported from drilling to date and further review of the multiple drill-ready targets defined along 5 km of strike of the Appleton Fault Zone and 3 km of strike of the JBP Fault Zone.

•	To the end of December 2020, approximately 13,400 meters of drilling has been completed.

•	With this expansion to 200,000 meters of drilling, the revised budget for the Queensway program commencing January 1, 2021 is approximately $35 million.

•	The Company currently has approximately $67 million in working capital and is well funded to support this expanded program.

•	Following the holiday break, drilling has now resumed at the Queensway with four drill rigs currently on site. The Company is advancing arrangements for four additional drills and anticipates finalizing contracts and mobilizing these drills by February 2021.

•	There is currently a significant backlog of samples from the 2020 drilling at the assay lab including a significant number of samples submitted on a rush basis. Additional results are expected by next week.

QA/QC

True widths of the new exploration intercepts reported in the press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in the press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

January 7, 2021